Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 25, 2017

Relating to Preliminary Prospectus Supplement dated July 25, 2017

Registration No. 333-209447

Annaly Capital Management, Inc.

6.95% Series F Fixed-To-Floating Rate Cumulative Redeemable Preferred Stock

($25.00 Liquidation Preference Per Share)

Final Term Sheet

July 25, 2017

Issuer:	Annaly Capital Management, Inc.

Securities Offered:	6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	28,000,000 shares

Over-Allotment Option:	4,200,000 shares

Trade Date:	July 25, 2017

Settlement and Delivery Date:	July 31, 2017 (T + 4)

Public Offering Price:	$25.00 liquidation preference per share; $700,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $22,050,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $677,950,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, September 30, 2022, at a fixed rate equal to 6.95% per annum of the $25.00 liquidation preference ($1.7375 per annum per share), and from and including September 30, 2022, at a floating rate equal to three-month LIBOR plus a spread of 4.993% per annum

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about December 31, 2017 (long first dividend) in the amount of $0.72396 per share and will be paid to the persons who are the holders of record of the Series F Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	September 30, 2022

Conversion Rights:

Share Cap: 4.19815

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 117,548,200 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series F Preferred Stock is exercised, not to exceed 135,180,430 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

New York Stock Exchange Listing Symbol:	NLYPrF

CUSIP:	035710 870

ISIN:	US0357108705

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC RBC Capital Markets, LLC Citigroup Global Markets Inc. Keefe, Bruyette & Woods, Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC Sandler O’Neill & Partners, L.P.

The issuer has filed a registration statement (including a base prospectus dated February 9, 2016) and a preliminary prospectus supplement, dated July 25, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com.